EXHIBIT 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

NOVONIX Announces Upcoming Investor Events

BRISBANE, Australia, December 31, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that the company is scheduled to participate in the following upcoming investor events in January and February 2025:

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Goldman Sachs Energy, CleanTech & Utilities Conference to be held January 7-8th in Aventura, FL.
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Maxim Group’s 2025 Mining Conference: Mining & Supplying Critical Minerals & Precious Metals will be hosting Dr. Chris Burns for a fireside chat on January 16th at 9:30 pm EST.
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NOVONIX plans to release its fourth quarter 2024 Quarterly Activities Report on January 30, 2025. Dr. Chris Burns will also provide prepared remarks of the quarterly activities for the quarter ended December 31, 2024. The webcast link and presentation materials will be available January 30, 2025, at 8:30 am AEDT or January 29, 2025, at 4:30 pm EST after markets close for interested parties in the United States.
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BMO will be hosting a virtual graphite CEO panel webcast on February 6th which will include Dr. Chris Burns as a panelist.

Presentation materials and available webcast links will be posted prior to each event on the NOVONIX investor relations website events page.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com